2831 St. Rose Parkway Suite # 297 Henderson, NV 89052 561-926-3083 www.maptelligent.com

Kevin Dougherty

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maptelligent, Inc.
Offering Statement on Form 1-A
Filed: February 2, 2021
Response Dated: March 5, 2021
File No. 024-11435

March 5, 2021

Dear Mr. Dougherty,

This letter sets forth the response of Maptelligent, Inc., (“MAPT” or the “Company”) to the Staff’s comment letter dated March 1, 2021.

Summary

Company Information, page 7

1.

Please revise your disclosures to better reflect your current products and services. For example, explain your basis for the statement at page 7 that you are "a leader in site specific geographical information systems (GIS) design" when you reflect no revenues from GIS to date. Also further explain or revise the reference at page 18 to "government regulation on Cannabinoid and Health related industry participants" and at page 20 to your "online retail platform." We note your other disclosures stating that "During the nine months ended September 30, 2020, the Company did not generate any revenue, as it was in the process of transitioning to Maptelligent, Inc. and revising its business and operations."

Response: The Company has amended to state that it wants to be a leader in site specific geographical information systems and removed the two unrelated references.

Business Overview, page 36

2.

Please revise to reconcile your disclosures regarding your license agreement with GEOcommand, Inc. We note your disclosure at page 8 and 36 that you executed release agreements such that you will not issue shares to GEOcommand pursuant to the asset purchase agreement and that you have "further decided that [you] will not enter into any license agreement with GEOcommand as previously disclosed in the Asset Purchase Agreement." However, you also disclose at page 37 that "As a result of the exclusive license agreement between GEOcommand, Inc. and Maptelligent, Inc., Maptelligent, Inc. now provides a multi- layer geographic information system...."

Response: The Company has removed the reference to the exclusive license agreement.

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Business

Revenue Stream Strategy, page 39

3.

You describe partnerships you have entered into at page 39 and elsewhere, but you have not received revenues as a result of any such activities. For example, you disclose that Maptelligent, Inc., is partnering with strategic business partners so you can offer a lowcost/ low-touch solution within the Maptelligent, Inc., buying experience such as that associated with SaaS. Please clarify the status of being able to offer customers the ability, for instance, to upload a building floor plan via a PDF file to a hosted solution in the cloud as you disclose on page 26. If it is not yet operational, please disclose the steps needed to make it operational.

Response: The Company has clarified that it is looking into potential partnerships. The Company has also updated that the software is still in development and that the Company believes that it should be operational in approximately three months.

Management, page 44

4.	Please revise to disclose the positions held and the dates such positions were held during the past five years for each of the listed directors and executive officers. See Item 10 of Form 1-A.

Response: The Company has updated the officer and director biographies to include the past five years of experience.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (415) 990-8141 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

Maptelligent, Inc.

/s/ Joseph Cosio-Barron
Name:	Joseph Cosio-Barron
Title:	Chief Executive Officer, Director

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